VOTING INSTRUCTION FORM

FIRST MAJESTIC SILVER CORP.

SEE VOTING INSTRUCTIONS ON REVERSE WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.	INTERNET VOTE: *WWW.PROXYVOTE.COM* TELEPHONE VOTE: *1-800-474-7493*

MEETING TYPE: ANNUAL MEETING
MEETING DATE: THURSDAY, MAY 19, 2011 AT 10:00 A.M. PDT
RECORD DATE: FOR HOLDERS AS OF APRIL 11, 2011
PROXY DEPOSIT DATE: MAY 17, 2011
ACCOUNT NUMBER:
CUSIP: 32076V103 **CUID:** P10645 E **CONTROL NO. :**

APPOINTEE(S) **KEITH NEUMEYER, ROBERT A. MCCALLUM**

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW.

PLEASE PRINT APPOINTEE NAME

ITEM(S)	VOTING RECOMMENDATIONS
1 *- TO SET THE NUMBER OF DIRECTORS AT SEVEN. ---------------------------->>>	FOR 0010110 --->>>
3 *- APPOINTMENT OF DELOITTE & TOUCHE LLP AS AUDITORS OF THE ----------->>> COMPANY FOR THE ENSUING YEAR.	FOR 0010200 --->>>
4 *- TO AUTHORIZE THE DIRECTORS TO FIX THE AUDITORS' REMUNERATION. ----->>>	FOR 0070103 --->>>
5 *- APPROVE A RESOLUTION TO ADOPT THE COMPANY'S PROPOSED STOCK -------->>> OPTION PLAN AS DESCRIBED IN THE ACCOMPANYING INFORMATION CIRCULAR UNDER THE HEADING, "OTHER MATTERS TO BE ACTED UPON - 2011 ROLLING SHARE OPTION PLAN."	FOR 0022401 --->>>

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.
NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

TELEPHONE VOTE AT 1-800-474-7493 OR INTERNET VOTE AT WWW.PROXYVOTE.COM

FOLD IN HALF - DO NOT DETACH

2 **ELECTION OF DIRECTORS** (FILL IN ONLY ONE BOX " ▬ " PER NOMINEE IN BLUE OR BLACK INK)
VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS

	FOR	WITHHOLD
01-KEITH NEUMEYER	☐	☐
02-RAMON DAVILA	☐	☐
03-ROBERT A. MCCALLUM	☐	☐
04-DOUGLAS PENROSE	☐	☐
05-TONY PEZZOTTI	☐	☐
06-DAVID SHAW	☐	☐
07-ROBERT YOUNG	☐	☐

ITEM(S) (FILL IN ONLY ONE BOX " ▬ " PER ITEM IN BLUE OR BLACK INK)

0000

2 ITEM(S)
SHARE(S)

1	FOR ☐	AGAINST ☐	
3	FOR ☐		WITHHOLD ☐
4	FOR ☐	AGAINST ☐	
5	FOR ☐	AGAINST ☐	

CONTROL NO. : →

Broadridge

5970 CHEDWORTH WAY
MISSISSAUGA, ON L5R 4G5

3 3 P10645 E 1 OF 1

FIRST MAJESTIC SILVER CORP.
1805 - 925 WEST GEORGIA STREET
VANCOUVER, BC V6C 3L2
CANADA

*** ISSUER CONFIRMATION COPY - INFO ONLY ***
THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY
PLEASE DO NOT USE IT FOR VOTING PURPOSES.
SIGNATURE(S) DATE (DD/MM/YY)
* INVALID IF NOT SIGNED *

FOLD IN HALF - DO NOT DETACH

06

3 1-0001

VOTING INSTRUCTION FORM

FIRST MAJESTIC SILVER CORP.

SEE VOTING INSTRUCTION NO. 2 ON REVERSE	INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1-800-454-8683

MEETING TYPE: ANNUAL MEETING
MEETING DATE: THURSDAY, MAY 19, 2011 AT 10:00 A.M. PDT
RECORD DATE: FOR HOLDERS AS OF APRIL 11, 2011
PROXY DEPOSIT DATE: MAY 17, 2011
32076V103

3 1-0001

WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.

ITEM(S)	VOTING RECOMMENDATIONS
1 - TO SET THE NUMBER OF DIRECTORS AT SEVEN. ------------------->>>	FOR 0010110 --->>>
3 - APPOINTMENT OF DELOITTE & TOUCHE LLP AS AUDITORS OF THE ---------->>> COMPANY FOR THE ENSUING YEAR.	FOR 0010200 --->>>
4 - TO AUTHORIZE THE DIRECTORS TO FIX THE AUDITORS' REMUNERATION. ----->>>	FOR 0070103 --->>>
5 - APPROVE A RESOLUTION TO ADOPT THE COMPANY'S PROPOSED STOCK -------->>> OPTION PLAN AS DESCRIBED IN THE ACCOMPANYING INFORMATION CIRCULAR UNDER THE HEADING, "OTHER MATTERS TO BE ACTED UPON - 2011 ROLLING SHARE OPTION PLAN."	FOR 0022401 --->>>

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.
NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

TELEPHONE VOTE AT 1-800-454-8683
INTERNET VOTE AT WWW.PROXYVOTE.COM

FOLD AND DETACH HERE

FIRST MAJESTIC SILVER CORP.
ANNUAL MEETING TO BE HELD 05/19/11 AT 10:00 A.M. PDT FOR HOLDERS AS OF 04/11/11

2 ELECTION OF DIRECTORS (FILL IN ONLY ONE BOX " ▬ " PER NOMINEE IN BLUE OR BLACK INK)

VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS

	FOR	WITHHOLD
01-KEITH NEUMEYER	☐	☐
02-RAMON DAVILA	☐	☐
03-ROBERT A. MCCALLUM	☐	☐
04-DOUGLAS PENROSE	☐	☐
05-TONY PEZZOTTI	☐	☐
06-DAVID SHAW	☐	☐
07-ROBERT YOUNG	☐	☐

ITEM(S) (FILL IN ONLY ONE BOX " ▬ " PER ITEM IN BLUE OR BLACK INK)

	FOR	AGAINST	WITHHOLD
1	☐	☐	
3	☐		☐
4	☐	☐	
5	☐	☐	

A/C *** ISSUER COPY ***

FILL IN THE BOX " ▬ " TO THE RIGHT IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING ☐

Broadridge

51 MERCEDES WAY
EDGEWOOD NY 11717

3 3

P10644 32076V103

FIRST MAJESTIC SILVER CORP.
1805 - 925 WEST GEORGIA STREET
VANCOUVER, BC V6C 3L2
CANADA

FOLD AND DETACH HERE

*** ISSUER CONFIRMATION COPY - INFO ONLY ***

SIGNATURE(S) DATE